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Offshore Angola: new oil discovery in deep water Block 14
Paris, August 9, 2007 - Total announces that it has made a new oil discovery in deep water Block 14, within the Lower Congo Basin, offshore Angola.
The discovery well, Malange-1, was drilled in 266 metres of water to a total vertical depth of 4,743 metres and encountered around 65 metres of reservoir full of oil. The well was tested and flowed high-quality crude at a rate of 7,669 barrels of oil per day. Malange-1 is the 11th exploration discovery made in Block 14 since 1997.
The discovery will be followed by further drilling in addition to geologic and engineering studies to appraise the field.
Total holds a 20% interest in Block 14 alongside Cabinda Gulf Oil Company Limited (operator, 31%), Sonangol P&P (20%), Eni (20%) and Galp (9%). Sonangol, Sociedade Nacional de Combustívies de Angola, is the concessionaire of the block.
Total in Angola
Total is present in Angola since 1953 and held beginning of 2007 interests in production permits both operated (Blocks 3 and 17) and non operated (Block 0 and Block 14).Total also holds stakes in exploration permits, Blocks 15/06, 17/06 (operated), 31 and 32 (operated).
Deep-offshore Block 17 is Total’s major asset in Angola. It is composed of four major zones : Girassol and Dalia, both in production; Pazflor, which is in the bidding process before sanction; and CLOV, a fourth major production area based on the Cravo, Lirio, Violeta and Orquidea discoveries, whose development is currently being studied. Future production from these fields will come in addition to 500,000 barrels of oil per day that are currently pumped from Girassol and Dalia structures on the Block 17. Connected to the Girassol FPSO, Rosa, which came on stream mid-june 2007, will extend the production plateau of this FPSO until the next decade.
Situated in deep offshore, the major potential of Block 32 was confirmed by the ten discoveries achieved between 2003 and 2007.
Conceptual development studies gathering the Gindungo, Canela and Gengibre discoveries were initiated in 2005 in order to exploit these discoveries in a first production zone, in the central eastern part of the block. Studies will be initiated to evaluate the development potential of the other discoveries.
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